SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         -------------------------------
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         -------------------------------
                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                            (Name of Subject Company)

                                 WHX CORPORATION
                              GT ACQUISITION CORP.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.25 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   379335 10 2
                      (CUSIP Number of Class of Securities)

                                MR. RONALD LABOW
                              CHAIRMAN OF THE BOARD
                                 WHX CORPORATION
                              110 EAST 59TH STREET
                               NEW YORK, NY 10022
                            TELEPHONE: (212) 355-5200
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                 with a copy to:


                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 753-7200

                         -------------------------------
                            CALCULATION OF FILING FEE

  TRANSACTION VALUATION*                          AMOUNT OF FILING FEE**
    $223,557,012.00                                   $44,711.40

* For purposes of calculating the filing fee only. This calculation assumes the purchase of an aggregate of 21,291,144 shares of Common Stock, par value $.25 per share (the "Shares") (and the associated Preferred Stock Purchase Rights (the "Rights")) of the subject company at a price of $10.50 per Share (and Right), net to the seller in cash, without interest thereon. The amount reflects the purchase of 22,039,455 outstanding Shares and 1,425,489 Shares issuable pursuant to the exercise of presently exercisable options, less 2,173,800 shares owned by the bidders.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by the bidders.

[  ]     Check  box if any  part  of the  fee is  offset  as  provided  by  Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:             Not applicable
Form or Registration No.:           Not applicable
Filing Party:                       Not applicable
Date Filed:                         Not applicable

CUSIP NO. 379335 10 2                                    PAGE 3  OF 10
                                      14D-1


1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  WHX Corporation (E.I.N.: 13-3768097)
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [  ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                  WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                        [  ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  2,173,8001(1)
--------------------------------------------------------------------------------
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (7) EXCLUDES CERTAIN SHARES
                                                                        [  ]
--------------------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN
         ROW (7)
                  9.9%
--------------------------------------------------------------------------------
10.      TYPE OF REPORTING PERSON
                  HC and CO
--------------------------------------------------------------------------------

----------------------------
        (1) By virtue of the fact that Wheeling-Pittsburgh Capital Corp. is a wholly-owned subsidiary of WHX Corporation, WHX Corporation is deemed to beneficially own the shares held by Wheeling-Pittsburgh Capital Corp.

CUSIP NO. 379335 10 2                                         PAGE 4 OF 10
                                      14D-1





1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  WHEELING-PITTSBURGH CAPITAL CORPORATION (E.I.N: 13-3723443)
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [  ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                  AF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                         [  ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  2,173,800  Common Shares
--------------------------------------------------------------------------------
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
         EXCLUDES CERTAIN SHARES                                            [  ]
--------------------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT
         IN ROW (7)
                           9.9%
--------------------------------------------------------------------------------
10.      TYPE OF REPORTING PERSON
                  CO
--------------------------------------------------------------------------------

CUSIP NO. 379335 10 2                                          PAGE 5 OF 10
                                      14D-1


1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         GT ACQUISITION CORP. (E.I.N.: 13-4035558)
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [  ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                  AF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                         [  ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  0 Common Shares
--------------------------------------------------------------------------------
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
         EXCLUDES CERTAIN SHARES                                            [  ]
--------------------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT
         IN ROW (7)
                           0.0%
--------------------------------------------------------------------------------
10.      TYPE OF REPORTING PERSON
                  CO
--------------------------------------------------------------------------------

CUSIP NO. 379335 10 2                                          PAGE 6 OF 10
                                      14D-1


         This Schedule 14D-1 also constitutes Amendment No. 2 to the statement on Schedule 13D of WHX Corporation and Wheeling-Pittsburgh Capital Corp. filed on October 5, 1998, as amended by Amendment No. 1 on December 15, 1998. The item numbers and responses thereto set forth below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company is Global Industrial Technologies, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 2121 San Jacinto Street, Suite 2500, L.B. 31, Dallas, Texas 75201.

         (b) This Tender Offer Statement on Schedule 14D-1 relates to the offer by GT Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of WHX Corporation, a Delaware corporation (the "Parent"), to purchase all outstanding shares of Common Stock, par value $.25 per share (the "Shares") of the Company, including the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of October 31, 1995, as amended on February 16, 1998, September 18, 1998 and October 5, 1998 (as so amended, the "Rights Agreement"), between the Company and The Bank of New York, as Rights Agent, at a price of $10.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 17, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). The information set forth under "Introduction" in the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

         (c) The information set forth in Section 6 "Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(d); (f)-(g) This Statement is being filed by the Purchaser and the Parent. The information set forth in the Offer to Purchase under "Introduction," in Section 9 "Certain Information Concerning the Purchaser and the Parent" and in Schedule I is incorporated herein by reference.

         (e) During the last five years, neither the Purchaser, the Parent nor any persons controlling the Purchaser, nor, to the best knowledge of the Purchaser or the Parent, any of the persons listed on Schedule I to the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a)-(b) The information set forth under "Introduction," in Section 11 "Background of the Offer; Contacts with the Company," Section 8 "Certain
Information  Concerning  the  Company"  and in  Section 9  "Certain  Information
Concerning the Purchaser and the Parent" in the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)-(b) The information set forth under "Introduction" and in Section 10 "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

         (c)      Not applicable.

CUSIP NO. 379335 10 2                                   PAGE 7 OF 10
                                      14D-1


ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         (a)-(d) The information set forth under "Introduction," and in Section 12 "Purpose of the Offer; Proposed Merger; Plans for the Company" in the Offer to Purchase is incorporated herein by reference.

         (e)-(g) The information set forth in Section 12 "Purpose of the Offer; Proposed Merger; Plans for the Company," and in Section 7 "Effect on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)-(b) The information set forth in the Offer to Purchase under "Introduction," in Section 9 "Certain Information Concerning the Purchaser and the Parent" and in Schedule II to the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth in Section 10 "Source and Amount of Funds," and Section 12 "Purpose of the Offer; The Proposed Merger; Plans for the Company" in the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in Section 16 "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         The information set forth in Section 9 "Certain Information Concerning the Purchaser and the Parent" and in Schedule III to the Offer to Purchase is incorporated herein by reference.

ITEM 10.   ADDITIONAL INFORMATION.

         (a)      Not applicable.

         (b)-(c) The information set forth under "Introduction" and in Section 15 "Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

         (d)-(e)  Not applicable.

         (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, is incorporated herein by reference.

CUSIP NO. 379335 10 2                                       PAGE 8 OF 10
                                      14D-1


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         (a)  (1)      Offer to Purchase, dated December 17, 1998.

              (2)      Letter of Transmittal.

              (3)      Notice of Guaranteed Delivery.

              (4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

              (5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

              (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

              (7) Text of Press Release issued by WHX Corporation on December 17, 1998.

              (8) Summary Advertisement published in the New York Times on December 17, 1998.

         (b)      Not applicable.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Not applicable.

                                    SIGNATURE


         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 17, 1998
                                           WHX CORPORATION


                                           By: /s/ Stewart E. Tabin
                                               ------------------------
                                               Name:  Stewart E. Tabin
                                               Title: Assistant Treasurer



                                           GT ACQUISITION CORP.


                                           By: /s/ Stewart E. Tabin
                                               ------------------------
                                               Name:  Stewart E. Tabin
                                               Title: Vice President

                                  EXHIBIT INDEX



EXHIBIT
NUMBER


         (a)      (1)      Offer to Purchase, dated December 17, 1998.

                  (2)      Letter of Transmittal.

                  (3)      Notice of Guaranteed Delivery.

                  (4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

                  (5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

                  (6)      Guidelines    for     Certification    of    Taxpayer
                           Identification Number on Substitute Form W-9.

                  (7) Text of Press Release issued by WHX Corporation on December 17, 1998.

                  (8) Summary Advertisement published in the New York Times on December 17, 1998.

         (b)      Not applicable.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Not applicable.



                                      -10-